EX-99.h.1.iii

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (“Agreement”) dated as of November 1, 2014 is entered into by and between Delaware Service Company, Inc., a Delaware corporation (“Assignor”), and Delaware Investments Fund Services Company, a Delaware statutory trust (“Assignee”).

WITNESSETH

WHEREAS, Assignor is a party to that certain Amended and Restated Mutual Fund Services Agreement, dated December 15, 2007, as amended, between Optimum Fund Trust, on behalf of each series listed on Schedule A hereto, and Assignor (the “Assigned Contract”); and

WHEREAS, Assignee is a wholly-owned subsidiary of Assignor that was formed for the purposes of, among other things, to provide, or contract for the provision of, the following services to mutual fund clients: administration; transfer agent services; shareholder servicing; fund accounting services; and oversight of transfer agent services, shareholder services and fund accounting services; and

WHEREAS, Assignor desires to contribute and assign to Assignee all of Assignor’s right, title and interest in and to the Assigned Contract and Assignee desires to assume Assignor’s obligations under the Assigned Contract.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, Assignee and Assignor hereby agree as follows:

1. Assignment. Assignor hereby contributes, grants, transfers, sets over, conveys, assigns and delivers to Assignee, its successors and assigns, all of its title, rights, interests, benefits and privileges in and to the Assigned Contract. Notwithstanding the foregoing, nothing contained in this Agreement shall, or shall be construed to, relieve Assignor of any of its obligations under the Assigned Contract to the extent Assignee cannot fulfill its obligations under this Agreement, and all such obligations shall remain in full force and effect in accordance with its terms.

2. Assumption. Assignee hereby undertakes, assumes and agrees to perform, pay and discharge when due all of the obligations under the Assigned Contract arising and accruing from and after the date hereof. For the sake of clarity, Assignee shall not assume or be responsible for obligations under the Assigned Contract that pertain to periods prior to the date hereof or that relate to any failure to perform, improper performance or other breach, default or violation by Assignor prior to the date hereof.

3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the conflicts of laws principles.

4. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

5. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original hereof and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, Assignee and Assignor have each caused this Agreement to be duly executed in its corporate name by a duly authorized representative as of the 1st day of November, 2014.

ASSIGNOR:

DELAWARE SERVICE COMPANY, INC.

By:	/s/ Richard Salus
Name: Richard Salus
Title: Senior Vice President

ASSIGNEE:

DELAWARE INVESTMENTS FUND
SERVICES COMPANY

By:	/s/ Daniel V. Geatens
Name: Daniel V. Geatens
Title: Vice President

SCHEDULE A

Optimum Fixed Income Fund
Optimum International Fund
Optimum Large Cap Growth Fund
Optimum Large Cap Value Fund
Optimum Small-Mid Cap Growth Fund
Optimum Small-Mid Cap Value Fund